UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

CryptoLogic Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

228906103

(CUSIP Number)

Adam Abramson
Strategic Capital Partners, Inc.
1303 Yonge Street, Suite 101
Toronto, Ontario, Canada
M4T 2Y9
(416) 867-9771

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 16, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 228906103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 1340649 Ontario Limited I.R.S. Identification No. — Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,700

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 729,211*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%*

14.	Type of Reporting Person (See Instructions) HC

* See Item 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Strategic Advisors Corp. I.R.S. Identification No. — Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 395,175

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 395,175

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 729,211*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%*

14.	Type of Reporting Person (See Instructions) IA

* See Item 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Strategic Capital Partners Inc. I.R.S. Identification No. — Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 303,086

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 303,086

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 729,211*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%*

14.	Type of Reporting Person (See Instructions) BD

* See Item 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Randall Abramson I.R.S. Identification No. — Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 24,250

	8.	Shared Voting Power 6,700

	9.	Sole Dispositive Power 24,250

	10.	Shared Dispositive Power 6,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 729,211*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%*

14.	Type of Reporting Person (See Instructions) HC

* See Item 5

Item 1.	Security and Issuer
This Amendment 3 to Schedule 13D amends the Schedule 13D dated August 1, 2003. Capitalized terms used in this Amendment are defined in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)               Since Abramson, Holdco, SAC and SCPI comprise a “group” within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended, each Reporting Person is reporting beneficial ownership in accordance with Exchange Act Rule 13d-5(a).  As of the close of business on January 16, 2004, each Reporting Person’s beneficial ownership of Common Stock was 729,211 shares.  Of this amount, 24,250 shares of Common Stock are beneficially owned by Abramson including 14,250 shares of Common Stock held by Abramson directly (including 775 shares owned by Abramson’s spouse, Elissa Strom) and 10,000 stock options held by Abramson which have vested; 6,700 shares of Common Stock are held by Holdco directly; 303,086 shares of Common Stock are owned by advisory clients of SCPI and held in accounts managed by SCPI and 395,175 shares of Common Stock are owned by advisory clients of SAC and held in accounts managed by SAC.

(b)              The responses of the Reporting Persons to Items 7 through 13 on the cover pages and the responses of the directors and executive officers of the Reporting Persons set forth on Schedule 1 are incorporated herein by reference.  All responses reflect the beneficial ownership as of the close of business on January 16, 2004.  Abramson exercises sole voting and dispositive power over shares held directly by him and shared voting and dispositive power over shares held by Holdco.  Holdco exercises shared voting and dispositive power over shares held by it.  SAC exercises sole voting and dispositive power over shares held in discretionary investment accounts managed by it.  SCPI exercises sole voting and dispositive power over shares held in discretionary investment accounts managed by it.  The Reporting Persons disclaim beneficial ownership in Common Stock owned by the directors and officers of the Reporting Persons listed on Schedule 1.  Percentage ownership responses are based on the outstanding number of shares set forth in CryptoLogic Inc.’s annual report on Form 20-F for the year ended December 31, 2002.

(c)               Except for the transaction to which this Amendment 3 to Schedule 13D relates, no transactions with respect to the Common Stock have been effected since the filing of Amendment 2 to the Schedule 13D by the Reporting Persons (exclusive of transactions by officers and directors-see schedule 1).  Set forth on Schedule 2 hereto is the following information with respect to each transaction: (1) the date of the transaction, (2) the identity of the Reporting Person that effected the transaction, (3) whether the transaction was a purchase or sale of Common Stock, (4) the amount of Common Stock involved, and (5) the average price per share of Common Stock (reported in Canadian dollars).  In each case, the transaction was executed on the facilities of the Toronto Stock Exchange or the Nasdaq national market system.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 Joint Filing Agreement, dated August 1, 2003, by and between Holdco, SAC, SCPI and Abramson. (previously filed)

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date January 20, 2004
1340649 Ontario Limited

/s/ Randall Abramson
Randall Abramson
Chief Executive Officer

Strategic Advisors Corp.

/s/ Randall Abramson
Randall Abramson
Chief Executive Officer

Strategic Capital Partners Inc.

/s/ Randall Abramson
Randall Abramson
Vice President

/s/ Randall Abramson
Randall Abramson

Schedule 1

INFORMATION FOR REPORTING PERSONS AND DIRECTORS AND EXECUTIVE
OFFICERS OF REPORTING PERSONS

The following tables set forth the name, business address and present principal occupation of each director and executive officer of each of the Reporting Persons.  Each person listed has sole voting power or shared voting power with respect to and beneficially owns shares of the common stock of CryptoLogic Inc. as indicated in the table below.  Except with respect to shares held by Mr. Adam Abramson and Mr. Braun, the shares described below are not included in the beneficial ownership of CryptoLogic Inc. common stock reported by the Reporting Persons in this filing.  Each officer or director listed below disclaims beneficial ownership of all shares held by the Reporting Persons.  Each person listed below is a citizen of Canada and the principal occupation of such person is his or her affiliation with the Reporting Person indicated below.

Name:	Relationship to Reporting Person:		Beneficial Ownership:

Adam Lyle Abramson	SAC:	Director, Vice-President and Analyst	1,300	(1)

	SCPI:	Director, Vice-President and Analyst

Herbert Abramson	SAC:	Chairman of the Board of Directors; Portfolio Manager	—

	SCPI:	Director, Portfolio Manager, President and Chief Executive Officer

Martin Gerald Braun	SAC:	Director, President and Portfolio Manager	950

Donald Hugh Carlisle	SAC:	Vice-President and Portfolio Manager	34,950	(2)

William Richard Hermon	Holdco:	Director and Vice-President	3,020

	SCPI:	Portfolio Manager and Branch Manager

William John Moore	SAC:	Vice-President and Portfolio Manager	—

William Edgar John Hayden	SAC:	Vice-President	—

(1)                                  Includes 675 shares held by Mr. Abramson’s spouse, Bonnie Goldberg.

(2)                                  Includes 600 shares held by Mr. Carlisle’s spouse, Janice Carlisle; 12,500 shares held by the Donald Cook Carlisle Family Trust, of which Mr. Carlisle is a beneficiary and trustee; and 3,300 shares held by 1051937 Ontario Limited, a company controlled by Mr. Carlisle.

The business address for Mr. Herbert Abramson is 1303 Yonge Street, Suite 101, Toronto, Ontario, Canada M4T 2Y9.  The business address for Mr. Hermon is 17 York Street, Suite 202, Ottawa, Canada K1N 9J6.  The business address for Mr. Adam Abramson, Mr. Braun, Mr. Carlisle, Mr. Moore and Mr. Hayden is 1311 Yonge Street, Toronto, Ontario, Canada M4T 3B6.

Schedule 2

CryptoLogic Inc. Transaction History for 1346049 Ontario Limited, Randall Abramson, and Strategic Advisors Corp. (SAC) and Strategic Capital Partners Inc. (SCPI) on behalf of their respective managed accounts:

Transaction Date	Reporting Person	Buy/Sell	Number of Shares	Average Transaction Price (C$)
January 16, 2004	SAC/SCPI	Sell	58,500	19.0474
January 15, 2004	SAC/SCPI	Sell	15,000	18.6282
January 5, 2004	SAC/SCPI	Sell	100	15.6000
December 16, 2003	SAC/SCPI	Sell	1,050	15.6857
December 10, 2003	SAC/SCPI	Sell	250	15.7800
November 21, 2003	SAC/SCPI	Sell	300	15.4000
November 13, 2003	SAC/SCPI	Buy	400	15.8400
November 10, 2003	SAC/SCPI	Sell	300	16.3000
November 7, 2003	SAC/SCPI	Buy	100	17.0700
November 7, 2003	SAC/SCPI	Sell	5,100	17.1548
November 6, 2003	SAC/SCPI	Sell	41,900	17.0668
November 5, 2003	SAC/SCPI	Sell	600	15.0600